Anheuser-Busch InBev nv/sa

Brouwerijplein 1

3000 Leuven

Belgium

T +32 16 27 61 11

F +32 16 50 61 11

Heather Clark and Andrew Blume,

Office of Manufacturing,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Anheuser-Busch InBev SA/NV

Form 20-F for Fiscal Year Ended December 31, 2022

Form 6-K filed August 3, 2023

File No. 001-37911

September 11, 2023

Dear Ms. Clark and Mr. Blume:

Thank you for your letter of August 14, 2023 to Mr. Fernando Tennenbaum of Anheuser-Busch InBev SA/NV (the “Company”) setting forth the Staff’s comments on the Company’s Form 20-F for Fiscal Year Ended December 31, 2022 (the “Form 20-F”) and the Company’s Form 6-K filed August 3, 2023 (the “Form 6-K”).

The Company has keyed its response in this letter to the headings and numbered comments used in the Staff’s comment letter and has marked the response with the letter “R” beside the comment number. The comments are set forth in bold-face type.

*        *        *

Form 20-F for the Year Ended December 31, 2022

Item 5. Operating and Financial Review, page 68

1.

We note from page 69 that “increasing inflationary pressures may result in significant increases to [y]our expenses.” We further note from page 71 that you experienced higher commodity and logistics costs in 2022 and that such higher costs “may continue.” In future filings, please expand upon the principal factors contributing to your inflationary pressures, the actions planned or taken, if any, to mitigate the inflationary pressures, and quantify the resulting impact on your results of operations and financial condition.

R: In response to the Staff’s Comment, the Company will update its disclosures in its future filings after the date of this letter including its annual report on Form 20-F (“Future Filings”) to expand upon the principal factors contributing to its inflationary pressures and the actions planned or taken, if any, to mitigate the inflationary pressures, in each case to the extent material. The Company will also quantify (to the extent quantifiable and reasonably estimable) the resulting impact on its results of operations and financial condition.

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E. Results of Operations

Normalized EBITDA, page 90

2.

We note that your presentation and discussion of Normalized EBITDA precedes the discussion of your profits on an IFRS basis. Please revise your disclosures to provide equal or greater prominence of the comparable IFRS measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Also ensure that you apply this comment to any Form 6-K subject to Item 10(e).

R: The Company acknowledges the Staff’s comment and confirms that it will revise its disclosures in Future Filings (and any Form 6-K subject to Item 10(e)) to ensure that its presentation and discussion of profit of the period on an IFRS basis precedes its presentation and discussion of Normalized EBITDA, and that equal or greater prominence is provided to profit of the period, as the most directly comparable IFRS measure to Normalized EBITDA.

Free Cash Flow, page 105

3.

Your calculation of free cash flow differs from the typical calculation of cash flows from operating activities less capital expenditures considering it also adjusts for proceeds from sales. In order to avoid potential confusion, please revise the title to adjusted free cash flow or a similar description. Refer to Question 102.07 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

R: The Company acknowledges the Staff’s comment and confirms that it will revise the title of this measure to “Adjusted Free Cash Flow” in its Future Filings (and any Form 6-K subject to Item 10(e)) when applicable.

Financial Statements

Consolidated income statement, page F-5

4.

We note that you present the line item “Exceptional costs above profit from operations” on the face of your consolidated income statement. Based on your disclosures in footnote 8 on page F-28, we note that this line item includes several different individual amounts and components that, with the exception of a goodwill impairment charge during fiscal year 2020, mostly do not appear quantitatively material to either profit from operations or profit of the period. Please tell us how you determined your presentation was appropriate under IFRS standards, including paragraph 99 and, by analogy, paragraph 87 of IAS 1.

R: In accordance with the Staff’s comment, we confirm that we determined that the Exceptional cost presentation is in compliance with IFRS.

The Company presents expenses in the profit or loss statement using a classification based on their function within the entity in accordance with IAS 1, paragraph 99 and presents “exceptional items” as an additional line in the profit or loss statement with detail in a note considering paragraph 85 and 97 of IAS 1. The Company believes such presentation is relevant for the understanding of the underlying performance of the Company.

The Company considered paragraph 7, 87 and BC 63 of IAS 1 in its disclosure preparation. The Company discloses in exceptional items transactions or events that, in management’s judgment, are not considered part of the ordinary business based on their nature in line with the definition of materiality in paragraph 7 of IAS 1. This has been applied consistently over the years. Transactions that the Company deems part of the ordinary business are not reported in exceptional items in line with paragraph 87 of IAS 1.

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Notes to the consolidated financial statements

8. Exceptional items, page F-28

5.

We note that the “exceptional taxes” line item for fiscal year 2022 primarily relates to a reorganization. Please tell us and disclose what the remaining amounts represent for the fiscal years presented and how you calculated the tax effects.

R: For all the fiscal years presented (2022, 2021 and 2020) the ‘exceptional taxes’ line item includes the tax impact of the exceptional items reported above EBITDA. This tax impact is calculated country by country and ensures consistent reporting/presentation of the base amount and the related taxes. Additionally, similar to 2022, the taxes reported in 2021 were positively impacted by USD 88 million, mainly resulting from a deferred tax liability reversal following a change in Group structure that management reported as exceptional taxes, as it did not consider them part of the underlying business performance.

The Company will expand disclosure on exceptional taxes in its Future Filings to explain the nature and individually material amounts.

29. Contingencies, page F-72

6.	We note that you are currently involved in several matters, particularly in Brazil, that have and may result in the recovery or payment of additional taxes and have the following comments:

•

Please tell us and revise your disclosures to clearly describe your accounting policy for these matters. In doing so, specify the taxes that fall within the scope of IAS 12 and those that fall within the scope of other guidance, such as IAS 37, and tell us how you arrived at your determination.

R: The Company is regularly faced with tax claims and adjustments to taxes, mainly in Brazil, as a result of judicial decisions. The Company applies IAS 12 to account for income taxes and IAS 37 to other taxes.

In its Future Filings, the Company will add a reference to IFRIC 23 or IAS 37 in the corresponding parts of the Contingencies note to clearly distinguish between income taxes (IAS 12) and other taxes (IAS 37) related contingencies.

•	Tell us and disclose how you apply IFRIC 23 in recognizing and measuring the effect of tax uncertainties.

R: The Company and its subsidiaries have various administrative and judicial discussions with tax authorities related to certain income tax treatments. As required by paragraph 10 of IFRIC 23, the Company assesses each material tax position with support of external advisors. When the Company assesses that it is probable that the tax authorities will accept the tax treatments adopted, income taxes are calculated and reported consistently with the tax treatment used. When the risk of loss is assessed as possible but not probable based on the opinion of management and legal counsel, the Company discloses potential effect of material uncertainties as a tax-related contingency in the Contingencies note (in accordance with IAS 12.88 and IFRIC 23.A5).

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When the Company concludes that it is not probable that a particular tax treatment is accepted, the Company generally uses the most likely amount of the tax treatment when determining the tax provision to be recorded.

In its Future Filings, the Company will add:

-	Reference to IFRIC 23 in the existing accounting policy related to Deferred and Current income taxes.

-	Reference to IFRIC 23 in the corresponding parts of the Contingencies note.

•

Per your disclosures in footnote 7 on page F-27, we note that you recognized Brazilian tax credits within other operating income. Tell us the specific nature of these tax credits and the accounting model used, including how the credits met the criteria for recognition.

R: From 2020 to 2022, Ambev, our subsidiary in Brazil, recognized tax credits in other operating income after a favorable judicial decision by the Brazilian Supreme Court, which recognized the right to exclude the Value-Added Tax (ICMS) from the taxable basis of the social contribution on gross revenue (PIS and COFINS).

In the absence of a Standard or an Interpretation that specifically applies to such type of transaction, management used its judgement in developing and applying an accounting policy to record these tax credits in other operating income and the related interest in finance income. This policy has been applied consistently since 2020.

The tax credits met the recognition criteria in IAS 37, as:

(i)	the gain realization was virtually certain, according to the decisions issued and the specific circumstances of each individual case, and

(ii)	the value could be reasonably estimated by reviewing the respective supporting documents.

The Company respectfully notes that the Brazilian Supreme Court decision impacted different companies in Brazil and that the Brazilian securities regulator (CVM) issued recognition and disclosure guidance related to these tax credits.

In its Future Filings, the Company will add a specific accounting policy related to tax credits including references to the recognition criteria of IAS 37.

Form 6-K filed August 3, 2023

Exhibit 99.1 Unaudited Interim Report for the six-month period ended 30 June 2023 Management Comments, page 8

7.

We note that your presentation and discussion of revenue growth on a non-IFRS basis, Normalized EBITDA, and Underlying EPS without presenting the most directly comparable IFRS measure on an equal or comparable basis. Please revise your disclosures accordingly to comply with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

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R: The Company acknowledges the Staff’s comment and confirms that, going forward, when it presents and discusses revenue growth on a non-IFRS basis, Normalized EBITDA and Underlying EPS in its Future Filings (and any Form 6-K subject to Item 10(e)), it will present the most directly comparable IFRS measure on an equal or comparable basis in compliance with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

*        *        *

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Please contact John Horsfield-Bradbury at +44 20 7959 8491 with any questions you may have.

Yours sincerely,

/s/ Fernando Tennenbaum

Fernando Tennenbaum

cc:	John Blood
Ann Randon
(Anheuser-Busch InBev SA/NV)

John Horsfield-Bradbury
(Sullivan & Cromwell LLP)

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